# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BlackSky Technology, Inc., CIK 0001753539
CUSIP: 09263B207
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2411 Dulles Corner Park, Suite 300, Herndon, Virginia (VA), 20171
Date of event which requires filing of this statement: 06/05/2026
Filed by CIK 0001552273
Persons authorized to receive notices and communications: Ajay Royan, c/o Mithril Capital Management, 111 Congress Avenue, Suite 500, Austin, Texas (TX), 78701, 512-717-3770

## Reporting persons
- Mithril LP (CIK 0001552273): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mithril II LP (CIK 0001669609): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BlackSky Technology, Inc.
Address of issuer's principal executive offices: 2411 Dulles Corner Park, Suite 300, Herndon, Virginia (VA), 20171
Comment: This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Schedule 13D originally filed by the Reporting Persons with the Commission on September 20, 2021, as it has been amended by Amendment No. 1 filed with the Commission on April 20, 2024, Amendment No. 2 filed with the Commission on November 12, 2024 and Amendment No. 3 filed with the Commission on August 11, 2025 (collectively, the "Original Schedule 13D"). The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached to the Original Schedule 13D as Exhibit 1. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment No. 4 for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment No. 4 for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On June 5, 2026, Mithril I effected a pro rata distribution without additional consideration of 1,298,328 shares of Common Stock to its partners.

On June 5, 2026, Mithril II effected a pro rata distribution without additional consideration of 1,030,175 shares of Common Stock to its partners.

## Signatures
- Mithril LP: /s/ Ajay Royan, Ajay Royan, Authorized Person of Mithril GP LP, the general partner of Mithril LP (08/20/2026)
- Mithril II LP: /s/ Ajay Royan, Ajay Royan, Managing Member of Mithril II UGP LLC, the general partner of Mithril II GP LP, the general partner of Mithril II LP (08/20/2026)